February 11, 2020

Paul Parrish
Senior VP & Chief Financial Officer
SecureWorks Corp
One Concourse Parkway NE
Suite 500
Atlanta, GA 30328

       Re: SecureWorks Corp
           Form 10-K for the Fiscal Year Ended January 31, 2019
           File No. 001-37748

Dear Mr. Parrish:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology